Term Sheet Agreement

This Term Sheet Agreement is entered into by and among Cytomedix, Inc. and Fitch, Even, Tabin & Flannery (“Fitch, Even”) and Robert F. Coleman & Associates (“RCA”) effective as of this 2nd day of August, 2007. Fitch, Even and RCA are referred to collectively as “Counsel.” The terms set forth herein are the binding, final agreed-upon terms to be incorporated into one or more definitive agreements (“Definitive Agreements") that the parties shall use their good faith efforts to enter into.

1.	“Retainer Agreement” means the Amended and Restated Retainer Agreement by and among Cytomedix and Fitch, Even and RCA effective as of July 29, 2003.

2.
Cytomedix shall pay Fitch, Even and RCA the sum of ninety thousand U.S. dollars ($90,000) representing an agreed upon liquidation of Counsel’s contingent fee shares of all royalty revenue, as of June 30, 2007, which would be due to Counsel pursuant to the terms of the Retainer Agreement. Subject to receiving such payment, Fitch, Even and RCA waive and release any and all claims or interests under the Retainer Agreement, including without limitation any interest in all amounts due and payable to Cytomedix after June 30, 2007, and any and all interest in past and future revenue generated from licensing agreements or sales of Cytomedix’s products. RCA does not waive but shall retain its interest in royalties received from Medtronic pursuant to the separate retainer agreement between and among Cytomedix, RCA and Fish & Richardson.

3.
Pursuant to a Shareholder’s Agreement negotiated and executed as part of the Definitive Agreements, Cytomedix shall issue to Fitch, Even and RCA a total of One Million Three Hundred Thousand (1,300,000) shares of Cytomedix common stock (the “Shares”). The Shares shall be prorated between the firms according to their respective Lodestar Percentage as calculated according to Exhibit C of the Retainer Agreement.

4.
Pursuant to the Shareholder’s Agreement and a form of warrant to be negotiated and executed as part of the Definitive Agreements, Cytomedix shall issue to Fitch, Even and RCA a total of Nine Hundred Seventy Five Thousand warrants to purchase shares of Cytomedix common stock (“the Warrants”). The Warrants will have a seven and one half (7.5) year term. The strike price on the Warrants will be as follows: 325,000 at $1.25 (Group A); 325,000 at $1.50 (Group B); and 325,000 at $1.75 (Group C). Cytomedix shall have a right to call the Warrants according to the following schedule once the underlying stock trades at or above the designated call price for ten (10) consecutive trading days: Group A Warrants - $4/share; Group B Warrants - $5/share; Group C Warrants - $6/share. If Cytomedix exercises its right to call, it shall provide at least forty-five (45) days notice for one-half of the Warrants subject to the call and at least ninety (90) days notice for the remainder of the Warrants subject to the call. In no event, however, shall the call right apply to Warrants whose underlying shares are not yet publicly tradable due to the restrictions contained herein.

5.
Upon the execution of the Definitive Agreements, Fitch, Even and RCA shall submit to Cytomedix lists containing the identity of, and the amounts of Shares and Warrants to be issued to, their respective distributees. Cytomedix shall use this information to prepare and submit the necessary applications seeking approval to issue the Shares and Warrants from the American Stock Exchange and any other approval that may be necessary. Cytomedix shall issue the Shares and Warrants within ten (10) business days after receiving all necessary authorizations, including that from the American Stock Exchange, and after it has received lists from the firms containing the identity of, and amounts to be issued to, each of their respective distributes.

6.
As part of the Definitive Agreements, the parties will negotiate and execute a Registration Rights Agreement, pursuant to which Cytomedix will agree to file with the SEC, at its own expense, a registration statement covering resale of the Shares and the additional shares underlying the Warrants within 60 days after the Effective Date of the Definitive Agreements, provided that Fitch, Even and RCA furnish to Cytomedix such information as Cytomedix shall require to register the Shares and the additional shares underlying the Warrants. Cytomedix will agree to use commercially reasonable efforts to have the registration statement declared effective as soon as possible. Shares may be sold under the registration statement only by the methods described in the registration statement (which will be standard and customary for non-underwritten resales).

7.
The Shareholder’s Agreement will contain the following restrictions on the public resale of the Shares and the shares underlying the Warrants: (a) during the period from the Effective Date of the Definitive Agreements until the registration statement is declared effective, no Shares may be publicly sold; (b) 25% of the Shares may be sold on or after the date on which the registration statement is declared effective; (c) an additional 25% may be sold in or after the first fiscal quarter following the end of the fiscal quarter in which the registration statement is declared effective; (d) an additional 25% may be sold in or after the second fiscal quarter following the end of the fiscal quarter in which the registration statement is declared effective; (e) an additional 25% may be sold in or after the third fiscal quarter following the end of the fiscal quarter in which the registration statement is declared effective. Nothing herein shall prevent Fitch, Even or RCA from distributing the Shares and Warrants among partners or other lawyers of the respective firms. However, any such distributee shall take such Shares or Warrants subject to the restrictions contained herein and in the Definitive Agreements.

8.
As part of the Definitive Agreements, Cytomedix and Fitch, Even and RCA will negotiate in good faith regarding the terms of an amended Retainer Agreement covering any further patent litigation and/or licensing legal representation required by Cytomedix going forward (the “Second Retainer Agreement”). The Second Retainer Agreement shall provide for the following, as material terms thereof:

(a) With regard to each particular matter, Cytomedix shall have the opportunity, but not the obligation, to engage Counsel on either a “Standard Basis” or on a “Contingent Basis,” as explained more fully below. Cytomedix will pay Counsel’s normal hourly fees, plus all expenses, in connection with Standard Basis engagements. Cytomedix will pay Counsel at the same contingent fee percentages set forth in the Retainer Agreement, plus all expenses, in connection with Contingent Basis engagements. Further specifics regarding the recoveries to which Counsel’s contingent fee interest shall apply are provided below. Cytomedix shall select the desired basis of representation for a given matter in writing prior to the commencement of the representation for that matter.

(b) If Cytomedix so desires, Counsel shall represent Cytomedix in any matters involving disputes with Existing Licensees regarding the Knighton ‘938 patent and/or the license and/or settlement agreements in place currently with such Existing Licensees. The “Existing Licensees” are: Harvest Technologies, PPAI, SafeBlood Technologies, Cobe Cardiovascular (Sorin Group), Biomet, and CellMedix. Counsel shall represent Cytomedix in any such disputes on a Contingent Basis. Counsel’s fees for any such matter handled on a Contingent Basis shall be limited to: (1) the full amount of any attorneys fees awarded to Cytomedix in connection with such dispute; and (2) a contingent fee interest in any settlements, damages, royalties or other amounts recovered by Cytomedix above and beyond that which was otherwise due Cytomedix under the applicable license agreement.

(c) If Cytomedix so desires, Fitch, Even shall represent Cytomedix in any matters involving patent prosecution and maintenance necessary to maintain the Knighton ‘938 and Worden ‘112 patents in full force and effect both nationally and internationally. Such representation shall be on a Standard Basis.

(d) If Cytomedix so desires, Counsel shall represent Cytomedix in the matters involving the investigation and notification of additional potential licensees under the Knighton ‘938 and/or Worden ‘112 patents, and in the negotiation of license agreements with such potential licensees, in matters which do not involve the commencement of litigation by Cytomedix or the third-party potential licensee. Counsel shall represent Cytomedix in any such licensing matters on either a Standard Basis or a Contingent Basis, at Cytomedix’s election. With regard to those licensing matters in which Cytomedix elects Counsel’s representations, Cytomedix agrees to keep Counsel reasonably informed of and involved in such licensing matters.

(e) If Cytomedix so desires, Counsel shall represent Cytomedix in litigation matters necessary to enforce the Knighton ‘938 and/or Worden ‘112 patents against third-party infringers of the patent, whether the infringement claim is initiated by way of an affirmative claim or by counterclaim to a third-party declaratory judgment action. Counsel shall also represent Cytomedix in the defense of any declaratory judgment action or counterclaims concerning the Knighton ‘938 and/or Worden ‘112 patents brought against Cytomedix by a third-party. Counsel shall represent Cytomedix in any such litigation on either a Standard Basis or a Contingent Basis, at Cytomedix’s election; provided, however, that Counsel need not accept more than two such matters on a Contingent Basis during the term of the Second Retainer Agreement. If Cytomedix requests Counsel to handle more than two such matters on a Contingent Basis, and Counsel declines to do so, then Cytomedix shall have the right to either engage Counsel on a Standard Basis for the declined matters or to retain separate counsel for that matter on a basis acceptable to Cytomedix. Counsel shall have no contingent fee interest in any such declined matter for which Counsel does not represent Cytomedix.

(f) With respect to all Contingent Basis engagements under Paragraphs 8(b) -8(e), the recoveries to which Counsel’s contingent fee interest applies shall include settlements, damages, royalties or other consideration of any kind (less deductions as allowed under the Retainer Agreement) received by Cytomedix, including amounts received by Cytomedix for the purchase of Cytomedix products or services by a third-party that becomes a purchaser or distributor of Cytomedix as part of resolution of any such matter. However, with respect to any such sales of Cytomedix products or services, the contingent fee shall be calculated based on the Net Profit received by Cytomedix. The “Net Profit” shall equal the amount received by Cytomedix from the third-party after the deduction of freight, taxes, commissions paid to agents or employees, non-reimbursed training related expenses, company-provided equipment, and the actual cost of the product or service being sold. Further, the contingent fee interest to which Counsel shall be entitled with regard to any matter undertaken on a Contingent Basis shall be limited to ten times the aggregate amount of “Allowed Billings” with respect to all Contingent Basis engagements under Paragraphs 8(b) - 8(e).. Time billed by Counsel shall be deemed “Allowed Billings” if Cytomedix does not notify Counsel of its dispute within sixty (60) days following receipt of a consolidated monthly statement from Counsel. Counsel shall submit consolidated invoices to Client within sixty (60) days of the end of each calendar month, otherwise, Time billed on such invoices will not be deemed “Allowed Billings”.

All other provisions of the Retainer Agreement not inconsistent with the above specific terms shall be included in the Second Retainer Agreement.

9.
No party shall disclose any of the specific financial terms in this Term Sheet Agreement without the express written consent of the other parties, unless required for legitimate business purpose or pursuant to a binding legal requirement of disclosure.

10.	Fitch, Even and RCA will indemnify and hold Cytomedix harmless from any claims or liability arising out of the information provided to Cytomedix by Fitch, Even and RCA.

11.
The parties shall negotiate in good faith and endeavor to prepare and execute the Definitive Agreements as soon as practicable following the execution of the Term Sheet Agreement. The effective date of the Definitive Agreements shall be the date this Term Sheet Agreement is signed by all parties hereto.

Agreed and accepted:

Cytomedix, Inc.	Fitch, Even, Tabin & Flannery

/s/ Kshitij Mohan	/s/ Karl R. Fink
Name: Kshitij Mohan	Name: Karl R. Fink
Title: Chairman & CEO	Title: Managing Partner
Cytomedix
Date: August 2, 2007	Date: August 2, 2007

Robert F. Coleman & Associates
/s/ Robert Coleman
Name: Robert F. Coleman
Title: Principal
Robert F. Coleman & Associates
Date: August 2, 2007